QuickLinks -- Click here to rapidly navigate through this document

EXHIBIT III

[Letterhead of The Prime Group, Inc.]
June 18, 2002

Michael W. Reschke Chairman of the Board and Chief Executive Officer	MATERIAL IN THIS DOCUMENT HAS BEEN OMITTED PURSUANT TO A CONFIDENTIAL TREATMENT REQUEST. THE OMITTED MATERIAL HAS BEEN FILED SEPARATELY WITH THE COMMISSION.

VIA FACSIMILE

Howard N. Amster
c/o Ramat Securities, Inc.
23811 Chagrin Blvd.
Suite 200
Beachwood, OH 44122

  Re:
  Agreement to Purchase Shares and Units
  (this "Agreement").

Dear Howard:

        The Prime Group, Inc. and its various affiliates ("Prime") currently own 528,118 common shares (the "Shares") of Horizon Group Properties, Inc. (the "HGPI") and 440,700 common units (the "Units") in Horizon Group Properties, L.P. (the "Partnership"). Ownership of the Shares and Units is described in Exhibit A attached hereto.

        HGPI intends to refinance a certain credit facility entered into on June 15, 1998, by and between certain wholly-owned affiliates of HGPI, as borrower, and Nomura Asset Capital Corporation ("NACC"), as lender (hereinafter referred to as the "Credit Facility" and the "Refinancing"). CDC Mortgage Capital, Inc. ("CDC") has acquired NACC's interest in the Credit Facility. The current outstanding balance of the Credit Facility is approximately $31.5 million.

        Subject to the closing of the Refinancing, Howard M. Amster ("Amster') hereby commits to purchase the Shares and Units from Prime, and Prime hereby commits to sell the Shares and Units to Amster, for an aggregate purchase price of $5.0 million payable in full and in cash within fourteen (14) days following the closing of the Refinancing.

        The Refinancing is expected to close on or before July 11, 2002, the maturity date of the Credit Facility. The Refinancing is expected to occur from the proceeds of (a) either (i) a new first and second mortgage in the aggregate amount of [***] to be provided by [***] pursuant to a commitment letter executed with HGPI and dated June 3, 2002, or (ii) the sale of HGPI's the [sic][***] center [***] for an estimated sales price in the range of [***], (b) [***] to be provided by [***] in the form of a new first mortgage on the [***], and (c) [***] to be provided by [***] in the form of a first mortgage loan secured by HGPI's various land holdings. [***]

        Amster's obligations hereunder shall be subject to the approval of the HGPI board of directors (the "HGPI Board") of (i) Amster's purchase of the Shares and Units and an ownership limitation waiver to permit Amster to own both the Shares and the Units plus the HGPI common shares currently owned by Amster and a wavier [sic] of all rights of HGPI to cause the conversion or repurchase of any Shares or take any other action that would impair the ownership or voting rights of Amster with respect to the Shares, including an acknowledgement by the HGPI Board that no portion of the Shares or the common shares currently owned by Amster shall be treated as "excess stock"; and

(ii) the Refinancing (including, if required, [***]). If HGPI board approval is not obtained on or before June 25, 2002, this Agreement shall be null and void.

        Prime represents and warrants that it has full power and authority to sell the Shares and Units, such Shares and Units will be transferred free and clear of any liens or encumbrances, such sale will not violate any other contract or agreement that Prime is a party to, such sale will not violate any state or federal securities laws, all authorizations and approvals required for the sale of the Shares and Units have been obtained, that the Shares and Units represent all of the common shares and common units of HGPI and the Partnership owned by Prime, and that, to the best of their knowledge, neither Prime nor Michael W. Reschke ("Reschke") have any claims against HGPI or the Partnership other than compensation due to Reschke as a board member of HGPI. Amster represents and warrants that he has full power and authority to purchase the Shares and Units, and that such purchase will not violate any contract or agreement to which he is a party, and that such purchase will not violate any state or federal securities laws. Both parties shall remake and reconfirm their representations and warranties at the Closing.

        Amster may purchase the Units and Shares individually or through his designee, provided that any designee must be first approved by the HGPI Board. Whether or not such designee is approved by the HGPI Board, Amster shall remain individually obligated to complete this purchase transaction as provided herein.

        This Agreement shall be further conditioned upon receipt by Amster of (i) certified resolutions of HGPI approving the purchase of the Shares and Units by Amster and granting Amster an exemption from the Stock ownership limitation under the Articles of Incorporation of HGPI, such that upon the transfer from Prime to Amster, the Shares will remain Common Stock and not become Excess Stock, together with a letter from HGPI advising Amster of its approval and the granting of such exemption; (ii) certified resolutions of the Partnership consenting to the transfer of the Units by Prime to Amster (as a substitute limited partner) without the loss or impairment of the exchange or other rights attributable thereto and approving the ownership of all Common Stock of HGPI by Amster as required under the Partnership Agreement, together with a letter from the general partner to such effect; and (iii) a legal opinion from counsel to HGPI and the Partnership to the effect that the sale of the Shares to Amster is permitted under the Articles of Incorporation of HGPI; that the Shares to be sold to Amster will constitute Common Stock owned by Amster upon transfer and will not constitute Excess Stock (as defined in the Articles of Incorporation of HGPI); that ownership of all Units to be sold to Amster will vest in Amster upon transfer (as a substitute limited partner), entitled to all the same rights as afforded to Prime prior thereto; and that no violation exists under Section 4.5.5(c) of such Articles of Incorporation resulting from the transfer of the Shares and the Units and that the grant of the exemption to Amster by the Board with respect to the Stock Ownership Limit (as defined in such Articles of Incorporation) under Section 4.5.12(b) of such Articles of Incorporation is permissible; and that the transfer of the Units to Amster complies with the Partnership Agreement and will not result in the loss or impairment of the exchange or other rights attributable to such Units prior thereto.

        At the closing of this transaction, Prime shall execute and deliver the Shares and Units, with executed stock powers and/or assignments attached (with signature guaranteed) in form and substance satisfactory to Amster, together with authorizing resolutions of the entities selling such Shares and Units. At such closing, HGPI and the Partnership shall provide Amster with an executed letter directing the transfer agent for the Shares to transfer such Shares into Common Stock owned by Amster and an executed letter directing the Partnership to transfer such Units into Units owned by Amster.

        The consummation of this transaction is subject to the sale of the Shares and Units being an exempt transaction under all applicable securities laws and the parties shall each cooperate to provide such assurances as may be reasonably necessary to accomplish the same.

        Upon the consummation of the transaction contemplated hereunder, at the request of Amster, Reschke will tender his resignation from the HGPI Board.

        Prior to the termination of this Agreement and until consummation of the sale of the Shares and Units, neither Prime nor Reschke shall directly or indirectly (i) solicit or encourage the submission of or accept or consider or discuss any proposal or offer from any other party relating to the sale of any of the Shares or Units; or (ii) participate in, solicit or encourage the submission of, or accept, any proposal or offer from any other party relating to the acquisition of any of the outstanding equity securities of HGPI and/or the Partnership, through a tender offer, purchase agreement, merger, or otherwise, or relating to the acquisition of substantially all of the assets of HGPI and the Partnership (hereinafter referred to as a "Horizon Acquisition"); provided, however, that Prime, Reschke, and their affiliates may continue to discuss and negotiate a Horizon Acquisition with the HGPI Board and management of HGPI to occur only in the event this Agreement is terminated, for any reason whatsoever, or the sale of the Shares and Units does not occur, for any reason whatsoever, within the time period provided herein.

        For a period of nine months after consummation of the sale of the Shares and Units to Amster as provided herein, neither Prime nor Reschke shall, directly or indirectly, participate in, encourage or solicit any proposal or offer relating to a Horizon Acquisition; provided that nothing herein shall restrict Prime, Reschke, or their affiliates from proposing or offering to purchase individual properties or assets, or a group of properties or assets, owned by HGPI or the Partnership.

        In the event of a misrepresentation or breach of warranty or default by either party of their obligations under this Agreement, the non-defaulting party shall have the right to all remedies available in law or in equity, including the collection of money damages, termination and specific performance. In the event of a dispute or a default under this Agreement, the prevailing party shall be entitled to collect all costs of enforcement, including reasonable attorney fees and costs. This Agreement shall be subject to Illinois law.

        This Agreement shall be null and void and of no further force and effect upon the earlier to occur: (a) you fail to return an executed copy of this letter to my attention on or before 5:00 p.m. (EST) on Tuesday, June 18, 2002, (b) HGPI management reasonably believes that the Refinancing will not timely occur (including any extensions of time granted by CDC) because of a failure in the funding of the [***] first and second mortgages, and the failure of a [***]sale to occur on a timely basis, or (c) the Refinancing does not occur on or before July 31, 2002, other than if such failure is due to the wrongful conduct of either party or if there is a default on the part of [***] to [***].

        This Agreement sets forth the complete understanding of Prime, Reschke, and Amster and shall be binding and enforceable on each party in accordance with its terms.

Very truly yours,
THE PRIME GROUP, INC., on its own behalf and on behalf of all entities listed on Exhibit A.
	By:	/s/ MICHAEL W. RESCHKE
	Its:	Managing Member
	Date:	6-18-02
MICHAEL W. RESCHKE, individually and on behalf of all entities listed on Exhibit A
	By:	/s/ MICHAEL W. RESCHKE
	Date:	6-18-02
ACCEPTED AND AGREED:
By: Howard M. Amster
Date: 6-18-02
attachment
cc:
Robert J. Rudnick
Robert A. Fein

  Exhibit A

Shares
Prime Group Limited Partnership	528,118

Units
Prime Group Limited Partnership	192,977
Prime Group II, L.P.	45,363
Prime Group IV, L.P.	6,818
Prime Group V, L.P.	35,050
The Prime Group, Inc.	160,493

Total	440,700

QuickLinks

  EXHIBIT III